Exhibit 99.2

THE DESCARTES SYSTEMS GROUP INC.

Annual Meeting of Shareholders (the “Meeting”) of The Descartes Systems Group Inc. (the “Corporation”)
Held on June 16, 2022 by way of online webcast

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 75,953,873 which represented 89.59% of the 84,781,562 common shares of the Corporation that were outstanding on April 21, 2022.

1. Election of Directors

By ballot, the following eight individuals were elected to serve as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by- laws of the Corporation:

Deepak Chopra
Deborah Close
Eric Demirian
Sandra Hanington
Kelley Irwin
Dennis Maple
Chris Muntwyler
Jane O’Hagan
Edward Ryan
John Walker

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
Deepak Chopra	73,912,569	795,194	98.94%
Deborah Close	74,206,962	500,800	99.33%
Eric Demirian	73,563,137	1,144,625	98.47%
Sandra Hanington	74,451,302	256,460	99.66%
Kelley Irwin	74,450,478	257,285	99.66%
Dennis Maple	74,451,747	256,015	99.66%
Chris Muntwyler	74,452,408	255,355	99.66%
Jane O’Hagan	74,233,438	474,324	99.37%
Edward Ryan	74,435,814	271,948	99.64%
John Walker	73,810,980	896,782	98.80%

2. Appointment of Auditors

By ballot, KPMG LLP, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

The report on ballot provided by the scrutineers at the Meeting in respect of the shared voted was as follows:

Number of Votes FOR	Number of Votes WITHELD	Percentage of Total Votes FOR
75,862,856	89,973	99.88%

3. Amendments to Performance and Restricted Share Unit Plan

By ballot, the proposed amendments to the Corporation’s Performance and Restricted Share Unit Plan was approved.

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
72,868,995	1,838,767	97.54%

4. Say-On-Pay

By ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
70,741,582	3,966,179	94.69%

DATED at Waterloo, Ontario this 16th day of June 2022.

THE DESCARTES SYSTEMS GROUP INC.

By: ‘signed’
Name: Peter Nguyen
Title: General Counsel and Corporate Secretary